August 26, 2008

VIA EDGAR

Ms. Song Brandon

Office of Mergers and Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rewards Network Inc.
Tender Offer Statement on Schedule TO filed August 21, 2008
File No. 005-35435

Dear Ms. Brandon:

Pursuant to our telephone conversation with you, we have amended our Schedule TO as follows:

1.

We have amended the Company Notice to Holders of 3 1/4% Convertible Subordinated Debentures Due 2023, dated August 21, 2008 (the “Company Notice”) by deleting the section entitled “Forward-Looking Statements”.

2.	We have amended the first paragraph of the Company Notice to state that Holders may surrender their Securities beginning at 9:00 a.m., New York City time, on Monday, September 15, 2008.

This letter will also confirm, pursuant to our conversation with you, that the purchase by us of validly surrendered Securities is not subject to any condition other than such purchase being lawful and satisfaction of the procedural requirements described in the Company Notice.

I trust the foregoing is appropriately responsive to your comments. Please contact me with any further questions or requests for information that would assist with your review of this response letter.

Sincerely,

/s/ Roya Behnia
Roya Behnia
Senior Vice President, General Counsel and Secretary

Two North Riverside Plaza, Suite 950 • Chicago, Illinois 60606 • Phone: 312-521-6767 • Fax: 312-521-6768 • www.rewardsnetwork.com